January 31, 2012

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Tom Kluck, Branch Chief
Kristina Aberg, Attorney-Advisor

	Re:	Younan Properties, Inc. Registration Statement on Form S-11
File No. 333-165980

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Younan Properties, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-11, File Number 333-165980, together with all exhibits thereto (collectively, and as amended, the “Registration Statement”). The Registration Statement was initially filed with the Commission on April 9, 2010.

At this time the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please fax a copy of the Order to the Company’s legal counsel, Julian T.H. Kleindorfer of Latham & Watkins LLP, at (213) 891-8763.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

(signature on following page)

5959 Topanga Canyon Blvd. Suite 200. Woodland Hills. CA. 91367

818.703.9600T                                       818.703.5907F

Very truly yours,

Younan Properties, Inc.

By:	/s/ Zaya S. Younan

Name:	Zaya S. Younan

Title:	Chairman, Chief Executive Officer and President

cc:	Julian T.H. Kleindorfer, Esq. Latham & Watkins LLP
355 South Grand Avenue Los Angeles, CA 90071-1560